City of Buenos Aires, February 29, 2016

Jennifer Thompson

Accounting Branch Chief

Securities and Exchage Commission

100 F Street, NE

Washington, DC 20549

United States of America

Re: Pampa Energy Inc. (“Pampa”)

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed May 12, 2015

File No. 1-34429

Dear Ms. Thompson:

Reference is made to your letter dated February 23, 2016, related to the above-referenced Form 20-F (the “Letter”).  In this sense, please note that we expect to provide you with a response to the Letter by Wednesday, March 23, 2016.

Sincerely,

By: /s/ Ricardo Alejandro Torres

Name: Ricardo Alejandro Torres

Title: Co-Chief Executive Officer